Exhibit 99.1

Trip.com Group to Hold 2020 Annual General Meeting on December 21, 2020

Shanghai, December 7, 2020 - Trip.com Group Limited (Nasdaq: TCOM) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management, today announced that it will hold its 2020 annual general meeting of shareholders at Building 16, Sky SOHO, 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China, at 09:30 a.m. Shanghai/Hong Kong Time on December 21, 2020. No proposal will be submitted to shareholders for approval at the meeting. Instead, the meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management. Holders of record of ordinary shares of the Company at the close of business on December 10, 2020 are entitled to receive notice of and attend the annual general meeting or any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the meeting in person.

The notice of the annual general meeting is available on the Investor Relations section of the Company’s website at http://investors.trip.com. Trip.com Group has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2019, with the U.S. Securities and Exchange Commission. Trip.com Group’s Form 20-F can be accessed on the above-mentioned website, as well as on the SEC’s website at http://www.sec.gov. Shareholders and ADS holders may request a hard copy of the Company’s annual report, free of charge, by contacting Investors Relations Department, Trip.com Group Limited, Building 16, Sky SOHO, 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China, or by email to iremail@trip.com.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM) is a leading one-stop travel service provider consisting of Trip.com, Ctrip, Skyscanner, and Qunar. Across its platforms, Trip.com Group enables local partners and travelers around the world to make informed and cost-effective bookings for travel products and services, through aggregation of comprehensive travel-related information and resources, and an advanced transaction platform consisting of mobile apps, Internet websites, and 24/7 customer service centers. Founded in 1999 and listed on Nasdaq in 2003, Trip.com Group has become one of the largest travel companies in the world in terms of gross merchandise value.

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: (+86) 21 3406 4880 X 12229

Email: iremail@trip.com